SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Robert S. Bland

LQ Acquisition Inc.

c/o Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

1-800-556-9393 extension 295

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60025

(312) 263-8625

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 10, 2010, as amended by Amendment No. 1 filed on June 28, 2010 and Amendment No. 2 filed on June 29, 2010 (the “Schedule TO”) by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”) whereby LQ Acquisition, Inc. and Bland offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1) Factors Supportive of Our Fairness Determination on page 14 of the Offer to Purchase

In the section Factors Supportive of Our Fairness Determination on page 14 of the Offer to Purchase, the first bullet is amended and restated to include the following underlined language: “The Offer price represents a premium of approximately 28% to the $3.12 closing price of the Shares on June 3, 2010, the last trading day prior to the date the Special Committee approved the Offer and a premium of 44% compared to the last closing price before the public announcement of the Offer. Based upon the presentation by RJ, we believe that this latter premium of 44% is comparable to the premiums offered in similar transactions because the median one-day premium for similar transactions was 44.8% in RJ’s presentation. RJ’s presentation, under “Premiums Paid Analysis” notes that one day premiums for similar merger and acquisition transactions announced between January 2008 and June 3, 2010 was 44.8%. Because of the size of the transactions and proximity in time, we believe that they are comparable to the Offer.”

(2) Factors Not Considered on page 16 of the Offer to Purchase

In the section Factors Not Considered on page 16 of the Offer to Purchase, the language is amended and restated to include the following underlined language: “Further we believe that the sale of LQ’s assets would be difficult to accomplish. A sale of LQ’s assets would be difficult to accomplish because, in part, LQ’s assets could be broken down into several groups, none of which would be easy to sell without the other components of the business. The four groups of assets of LQ we have identified are 1) the assets involved with the ongoing business operations, 2) the renewal stream of insurance policies currently in place, 3) goodwill and 4) cash. The ongoing business operations are currently not profitable and therefore could be of little value. The renewal stream of policies in place could be sold to other insurance brokerage companies, but we believe that it would be difficult to sell the renewal stream without selling other parts of the business. Currently, there is not significant goodwill in LQ due to the sale of the “insure.com” domain name and related assets and that the “Life Quotes” brand is relatively new and has not built up a reputation since the sale in October 2009.”

(3) Selected Public Company Analysis on page 19 of the Offer to Purchase

In the section Selected Public Company Analysis on page 19 of the Offer to Purchase, the language is amended and restated to include the following underlined language: “For each of the selected companies, RJ selected public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion. RJ believes that these companies are analogous to LQ because LQ is also a publicly traded insurance broker.”

(4) Discounted Cash Flow Analysis on page 22 of the Offer to Purchase

In the section Discounted Cash Flow Analysis on page 22 of the Offer to Purchase, the language is amended and restated to include the following underlined language: “Consistent with the periods included in the financial projections, RJ used calendar year 2014 as the final year for the analysis and applied multiples, ranging from 5.0x to 7.0x, to calendar 2014 EBITDA in order to derive a range of terminal values for the Company in 2014. RJ selected the range of EBIDTA multiples based on observed values for the comparable companies, Raymond James’s familiarity with the insurance brokerage industry, and LQ’s historic operating performance relative to that of the comparable companies.”

(5) Selected Transactions Analysis on page 21 of the Offer to Purchase

In the section Selected Transactions Analysis on page 21 of the Offer to Purchase, the language is amended and restated to include the following underlined language: RJ analyzed publicly available information relating to 26 selected acquisitions of insurance brokerage companies and prepared a summary of the relative valuation multiples paid in these transactions. RJ considered transactions with equity values of $10-$500 million announced since January 2006 where the targets were insurance brokerage companies and where there was sufficient publicly available information to obtain a transaction multiple of revenue. RJ considered these transactions analogous to the Offer. Attached as Exhibit (c)(6) hereto is a spreadsheet that provides more details regarding the transactions selected.

(6) Summary Term Sheet—What does LQ’s board of directors think of the tender offer?

In the Offer to Purchase, the section of the Summary Term Sheet What does LQ’s board of directors think of the tender offer?, the language is amended and restated with the changed language underlined: “We have commenced the tender offer after obtaining the prior approval and recommendation of the Special Committee. The Board formed the Special Committee consisting of independent directors and delegated the Special Committee with broad discretion to consider the merits of our tender offer, among other things, and they have advised stockholders of LQ’s position with respect to the tender offer. Mr. Bland did not deliberate in any decision and is not taking a position with respect to the Offer. However, the consummation of the tender offer does not require the approval or recommendation of the Board or the Special Committee. See “Introduction” and “Special Factors—Background of this Offer.” We expect that Thoms, Zions, and Phil Perillo (“Perillo”) will tender their Shares in the Offer. We also believe that the other directors will also tender their Shares in the Offer.”

(7) Special Factors—Background of the Offer

In the Offer to Purchase, the section of the Summary Term Sheet in the section Background of the Offer, the language is amended and restated with the changed language underlined: “On June 4, 2010, with all members present, the Special Committee held another meeting via telephone conference call. After review of the two proposals, Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness of our proposal. Then the Special Committee reviewed a number of both positive and negative factors associated with our proposal. After a discussion, the Special Committee voted unanimously to reject the offer from Party B in part because i) it did not offer consideration greater than the Offer, ii) it was subject to a number of material and significant contingencies when compared to the Offer including due diligence conditions, the successful negotiation of definitive agreements, and a contingency based on the operating losses not exceeding $2,000,000 before closing, iii) it would likely take substantially more time for stockholders to receive value for their Shares through Party B’s proposal than to accept the Offer and iv) the Special Committee did not believe Party B was dedicating the resources necessary or otherwise motivated to close a transaction because Party B never sent a more detailed proposal, including a proposed acquisition agreement, as the Special Committee and Board through RJ had requested on several occasions. Similarly, the Board rejected the proposal from Party B for these same reasons. The Special Committee also voted unanimously to support the Offer, to state that they found the Offer to be fair from a financial point of view, and recommend to LQ’s stockholders to tender their Shares in the Offer. Mr. Bland did not deliberate in any decision and is not taking a position with respect to the Offer.”

(8) Item 10. Financial Statements is amended and restated as follows:

Item 1010(a) and (b) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Certain Information Concerning LQ—Financial Information” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under “Certain Information Concerning LQ—Financial Information” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under “Certain Information Concerning LQ—Financial Information” is incorporated herein by reference.

(b) Pro forma financial information for LQ is not material to the Offer.

(9) Background of the Offer on page 13 of the Offer to Purchase

In the section Background of the Offer on page 13 of the Offer to Purchase, after the last paragraph, the following language is added:

“On July 8, 2010, the Board had a call to discuss, among other things, the fairness of the Offer. After the Board reviewed Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness of our proposal. Then the Board reviewed a number of both positive and negative factors associated with our proposal similar to the factors discussed by the Special Committee during their June 4 meeting. After a discussion, the Board voted to support the Offer, to state that they found the Offer fair, and recommend to LQ’s stockholders to tender their Shares in the Offer. Mr. Bland did not deliberate in any decision and is not taking a position with respect to the Offer. The Board also discussed its reasons for agreeing to structure the tender offer transaction so that LQ loaned the funds to LQ Acquisition Inc. The Board believed that the Offer was the best way available for LQ to distribute cash consideration to the stockholders of LQ, and the loan was required for the Offer to be consummated. The Board came to the conclusion that if they did not distribute the cash in LQ to the stockholders through the Offer, the continued losses LQ’s operations could continue to deplete LQ’s cash reserves and diminish the value of the Shares held by LQ’s stockholders.”

(10) Factors Not Considered on page 16 of the Offer to Purchase

In the section Factors Not Considered on page 16 of the Offer to Purchase, the language is amended and restated with the changed language underlined: “In reaching our conclusion as to fairness, we did not consider the liquidation value, net book value, or tangible net book value of LQ. The liquidation value was not considered because LQ is a viable going concern and we have no plans to liquidate LQ. Further we believe that a the sale of LQ’s assets would be difficult to accomplish. Therefore, we believe that LQ’s liquidation value is not meaningful to a determination as to whether the Offer is fair to unaffiliated stockholders although the RJ analysis yielded a liquidation value of approximately $3.42 to $3.81 per Share on a diluted Share basis”

(11) Premiums Paid Analysis on page 20 of the Offer to Purchase

In the section Premiums Paid Analysis on page 20 of the Offer to Purchase, the language is amended and restated with the changed language underlined: “RJ analyzed the stock price premiums paid in 155 merger and acquisition transactions announced between January 2008 and June 3, 2010 with equity values between $10 million and $100 million.”

(12)	Financial Information on page 48 of the Offer to Purchase

In the section Financial Information on page 48 of the Offer to Purchase, the following language is added at the beginning of the section:

“The audited consolidated financial statements of LQ as of and for the fiscal years ended December 31, 2008 and 2009 are incorporated herein by reference to Item 8 to LQ’s annual report on Form 10-K for the year ended December 31, 2009, as amended by Form 10-K/A. The unaudited consolidated financial statements of LQ as of and for the fiscal quarters ended March 31, 2009 and 2010 are incorporated herein by reference to Item 1 to LQ’s quarterly report on Form 10-Q for the quarter ended March 31, 2010. The book value per Share as of March 31, 2010 was $4.41.”

(13) The Offer is extended to, and will expire, at 12:00 midnight, New York City time, on Thursday, August 12, 2010, unless further extended.

(14) All references to the Expiration Date set forth in the Offer to Purchase, Letter of Transmittal, the Notice of Guaranteed Delivery, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are hereby amended to reflect the Expiration Date as 12:00 midnight, New York City time, on Thursday, August 12, 2010.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 25, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.*

(a)(1)(I)	Press Release by LQ Acquisition, Inc. on July 12, 2010, entitled “LQ Acquisition, Inc. Extends Tender Offer for Life Quotes.”

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.*

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.*

(c)(1)	Presentation of Raymond James & Associates, Inc. (“Raymond James” or “RJ”) to the Special Committee of Life Quotes presented on June 4, 2010.*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.*

(c)(3)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(c)(4)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009.*

(c)(6)	Raymond James spreadsheet related to Selected Transactions Analysis.

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

*	Previously Filed

The items of the Schedule 13e-3 set forth below are hereby amended and supplemented as follows:

(1) Item 13 of the Schedule 13e-3 is amended and restated as follows:

(a)(1) The information set forth (a)(1) in Item 10 of the Schedule TO is incorporated herein by reference.

(a)(2) The information set forth (a)(2) in Item 10 of the Schedule TO is incorporated herein by reference.

(a)(3) The information set forth (a)(3) in Item 10 of the Schedule TO is incorporated herein by reference.

(a)(4) The information set forth (a)(4) in Item 10 of the Schedule TO is incorporated herein by reference.

(b) The information set forth (b ) in Item 10 of the Schedule TO is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 3 TO SCHEDULE TO AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/s/ ROBERT S. BLAND
Robert S. Bland President and Chief Executive Officer

ROBERT S. BLAND

/s/ ROBERT S. BLAND
Robert S. Bland

Date: July 9, 2010 (LQ Acquisition, Inc.)

Date: July 9, 2010 (Robert S. Bland)